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                                                                  EXHIBIT (a)(8)

                       [LOGO OF BANCFIRST APPEARS HERE]




                                  May 3, 1999



To Our Stockholders:

     We are pleased to inform you that BancFirst Corporation is offering to purchase 1,000,000 shares (representing approximately 10.73% of the currently outstanding shares) of its common stock from its stockholders through a tender offer at prices not greater than $38.00 nor less than $34.00 per share. The Company is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within that price range at which you are willing to sell your shares to the Company. Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within that price range that will allow it to buy 1,000,000 shares (or such lesser number of shares as are validly tendered, subject to the condition that there must be at least 100,000 Shares validly tendered at prices not greater than $38.00 nor less than $34.00 per Share (the "Minimum Condition")) pursuant to the Offer.). All of the shares that are validly tendered at prices at or below that purchase price will be purchased at that purchase price, net to the selling stockholder, upon the terms and subject to the conditions of the Offer, including the proration terms thereof and the Minimum Condition. All other shares which have been tendered and not purchased will be returned to the stockholder.

     The tender offer provides stockholders the opportunity to sell shares for cash without the usual transaction costs and, in the case of those holders who own less than 100 shares, without incurring any applicable odd lot discounts.

     The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are also in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

     Please note that the tender offer is scheduled to expire at midnight, New York City time, on Tuesday, June 1, 1999, unless extended by the Company.

     Questions regarding the tender offer may be directed to MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885 (Toll Free).


                                    Sincerely,



                                    David E. Rainbolt
                                    President and Chief Executive Officer